Filed by Seven Seas Petroleum Inc.
                                  Pursuant to Rule 425 under the Securities
                                    Act of 1933
                                  Subject Company:  Seven Seas Petroleum Inc.
                                  Registration No.  333-53470


                              PRESS RELEASE

SEVEN SEAS PETROLEUM INC.
       (logo)                                Contacts:
                                             Bryan Sanchez, Investor Relations
                                             Seven Seas Petroleum Inc.
                                             713-622-8218
                                             www.sevenseaspetro.com

                                             Ken Dennard / kdennard@easterly.com
FOR IMMEDIATE RELEASE                        Lisa Elliott / lisae@easterly.com
                                             Easterly Investor Relations
                                             713-529-6600

                 SEVEN SEAS ANNOUNCES GLOBAL AGREEMENT
                    WITH GUADUAS OIL FIELD PARTNERS

January 31, 2001 - HOUSTON, TEXAS - Seven Seas Petroleum Inc. (AMEX:
"SEV"; TSE: "SVS.U") announced today that it has signed a global agreement with Sipetrol S.A. and Cimarrona LLC, its partners in the Guaduas Oil Field, that pertains to the partners' participation in 1) the 36-mile Guaduas - La Dorada pipeline that is currently under construction and scheduled for completion by mid-2001 and 2) the drilling of a subthrust exploration well. The principal points of the global agreement are as follows:

Partner Participation in Pipeline and Production Facilities - Sipetrol and Cimarrona, which collectively own 42.3 percent of the Guaduas Oil Field, agree to participate in and pay their proportionate share of the Guaduas-La Dorada pipeline and production facilities required for pipeline production. The estimated cost of building the pipeline and the production facilities is $23.3 million, of which Seven Seas will be responsible for approximately $13.4 million and Sipetrol and Cimarrona will collectively be responsible for $9.9 million.

Exploration Agreement for Subthrust Dindal Prospect - Sipetrol, Cimarrona and Seven Seas have entered into an Exploration Agreement that provides Seven Seas with the opportunity to earn certain interests now held by Sipetrol and Cimarrona in the Subthrust Dindal Prospect, which lies beneath the Guaduas Oil Field, by drilling a subthrust exploration well and paying Sipetrol and Cimarrona's share of the costs of drilling and testing the well.

Key points of the agreement follow:

- In order to earn interests at all depths of the Subthrust Dindal Prospect, Seven Seas must drill and test a subthrust exploration well that is:

    1. commenced by January 1, 2002, or 12 months from the effective date of a new association contract for the Subthrust Dindal Prospect with Ecopetrol, should it be issued;

    2. drilled to the shallower of 15,000 feet or a depth of 3,000 feet below the Cambao Thrust Fault, a major fault that may separate the Guaduas Oil Field from the Subthrust Dindal Prospect; and

    3. proved to be capable during testing operations of producing oil or gas in quantities sufficient to generate revenue that exceeds the cost of operating the well.

- If Seven Seas earns Sipetrol's interest, Seven Seas' working interest in the Subthrust Dindal Prospect would increase to between
  74.15 percent and 90.60 percent depending upon whether Sipetrol elects to retain either a 16.45 percent working interest or a 4.86 percent overriding royalty interest that is subject to proportional reduction by Colombian government participation.

- Cimarrona will retain its 9.4 percent working interest in the Subthrust Dindal Prospect; however, Cimarrona will assign all of its rights to receive revenues from the exploration well to Seven Seas until the Company recovers a 500 percent penalty attributable to Cimarrona's 9.4 percent share of the costs of drilling, testing, completing and operating the well.

      "This global agreement is a major step forward for Seven Seas," stated Robert A. Hefner III, Chairman and Chief Executive Officer of Seven Seas. "We are now moving ahead with the implementation of our dual strategy of building a solid financial foundation by developing the Guaduas Oil Field and placing it on pipeline production, and testing our upside potential by drilling the subthrust exploration well. Our next step is to secure the financing to simultaneously implement our development and exploration strategy."

     Additional information on the global agreement is available in a Form 8-K the Company recently filed with the U.S. Securities and Exchange Commission (SEC). Seven Seas has also filed a Registration Statement on Form S-4 with the SEC containing proxy materials for its annual and special shareholder meeting scheduled for February 28, 2001. Shareholders and investors are urged to read the management information circular/prospectus included in the Registration Statement because they contain important information. The Form S-4 and Form 8-K are available for free at the SEC's Web site (www.sec.gov) and at the Company's Web site (www.sevenseaspetro.com) within the section entitled "Financial Reporting" and the subsection "SEC Filings."

     Seven Seas Petroleum Inc. is an independent oil and gas exploration and production company operating in Colombia, South
America. The Company's primary emphasis is on further exploration, development and production of the Guaduas Oil Field, located in Colombia's prolific Magdalena Basin.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward looking statements" within the meaning of the Securities Litigation Reform Act. The statements involve risks that could significantly impact Seven Seas Petroleum Inc. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks discussed in detail in the Seven Seas Petroleum Inc.'s filings with the U.S. Securities and Exchange Commission.

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